UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 1, 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

CRUCELL N.V. AND BERNA BIOTECH A.G.: TOGETHER CREATING THE LEADING INDEPENDENT VACCINE COMPANY

Leiden/Berne, 1 December 2005: Crucell N.V. ("Crucell"), a Dutch biotechnology company focused on developing products to prevent and treat infectious diseases, and Berna Biotech A.G. ("Berna"), an established Swiss vaccines company, jointly announced today that Crucell intends to launch a recommended all share offer for the entire issued share capital of Berna at an exchange ratio of 0.447 shares of Crucell for each Berna share. The offer values each Berna share at CHF 15.72 and equals a total Berna equity value of approximately CHF 591 million (€381 million). The combined company will continue under the Crucell name and will be domiciled in The Netherlands. In addition to its Euronext and Nasdaq listing, the combined Crucell-Berna entity will also be listed on the SWX Swiss Exchange.

The securities referenced in this announcement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to or for the benefit of US persons (as such term is defined in Regulation S pursuant to the Securities Act) unless they are registered pursuant to the Securities

Act or pursuant to an available exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)

Date: December 1, 2005	By:	/s/ Leon Kruimer
	Name:	Leon Kruimer
	Title:	Chief Financial Officer